July 14, 2011
United States Securities and Exchange Commission
Mr. Karl Hiller, Branch Chief
Washington, D.C. 20549
Re: Atlas Resources Public 17-2008 (B) L.P.
Form 10-K for the Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 13, 2011
File No. 0-53507
Dear Mr. Hiller,
This letter is submitted on behalf of Atlas Resources Public 17-2007 (B) L.P. (the “Partnership”) in response to your letter dated June 30, 2011 with respect to the above referenced Form 10-K for the year ended December 31, 2010 and Form 10-Q for quarter ended March 31, 2011, for the Partnership. For your convenience, we first restate your comments in bold and italics and then provide the Partnership’s response. Proposed edits and additions to the contents of the original filings are shown as deleted or bolded and italicized text, respectively. If you believe that the proposed revisions properly address your comments, the Partnership will file an amended Form 10-K and Form 10-Q.
Form 10-K for the Fiscal Year Ended December 31, 2010
Financial Statements
Note 2 — Summary of Significant Accounting Policies, page 21
Impairment of Long-Lived Assets, page 24
1.
We note that you recognized $82.3 million and $5.8 of impairment charges related to oil and gas properties in 2010 and 2009 respectively. Further we note your disclosure stating “the estimate of fair value of these oil and gas properties was impacted by, among other factors, the deterioration of natural gas prices.” Please disclose the implications of significant economic changes underlying the impairment and changes in the relationship between revenues and costs to comply with Item 303(a)(3)(i) and (ii), and Instruction 3 to paragraph 303(a), of Regulation S-K.

The Partnership proposes to amend its Form 10-K filing to include the following edits and disclosure in Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“Impairment of oil and gas properties for the years ended December 31, 2010 and 2009 were $82,311,200 and $5,791,800, respectively. Annually, we compare the carrying value of our proved developed oil and gas producing properties to their estimated fair market value. To the extent our carrying value exceeds the estimated fair market value an impairment charge is recognized. As a result of this assessment, impairment charges were recognized for the years ended December 31, 2010 and 2009. This charge is based on ~~reserve quantities, future market values and our carrying value~~ declines in natural gas prices in recent periods, which stem from inconsistencies in the supply and demand of natural gas in the United States. See “Natural gas revenues” for additional discussion on the effects on our results of operations from the decline in natural gas prices in recent periods. We cannot provide any assurance that similar charges may or may not be taken in future periods.”
Controls and Procedures, page 36
2.
Please comply with Item 308(c) of Regulation S-K which requires that you disclose any change in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

The Partnership proposes to amend its Form 10-K filing to include the following disclosure on page 36:
“There have been no changes in our internal control over financial reporting during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Exhibits
3.
Please revise the certifications of your principal executive officers to include the introductory language of paragraph 4, pertaining to internal control over financial reporting, as specified in Item 601(b)(31) of Regulation S-K.

The Partnership proposes to amend management’s certifications to the Form 10-K to include the following language:
“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a—15(e) and 15d—15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a—15(f) and 15d—15(f)) for the registrant and have:”
Engineering Comments
Natural Gas and Oil Reserve Information, page 6
4.	Please update your disclosure to include the SEC definition of proved reserves in effect on the report date under this heading and in footnote 1 on page 8.
The Partnership proposes to update the Form 10-K to reflect the following changes in the section titled “Natural Gas and Oil Reserve Information” on page 7 of the filing and the footnote 1 on page 8, respectively.
“...The following tables summarize information regarding our estimated proved natural gas and oil reserves as of the dates indicated. Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of where deterministic or probabilistic methods are used for the estimation. ~~quantities of crude oil and natural gas, which, by an analysis of geological and engineering data, can be estimated with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions, operating methods and government regulations (i.e., prices and costs as of the date the estimate is made). Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.~~ The estimated reserves include reserves attributable to our direct ownership interests in oil and gas properties. For the years ended December 31, 2010 and 2009, we based our estimates of proved reserves on the 12-month unweighted average price of the first-day-of-the-month price for each calendar month and then applied any basis and British Thermal Units (“btu”) differentials specifically applicable to each oil and gas property based on location and pricing details. The following table summarizes the natural gas and oil prices used in the estimation of proved reserves:..”

“(1)
...“Proved reserves” are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of where deterministic or probabilistic methods are used for the estimation. ~~Generally refers to the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.~~ Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Reservoirs are considered proved if economic production is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data...”

5.
Please remove all references to generally accepted petroleum engineering and evaluation principles from your document, including those on pages 7 and 32, as no such aggregation of principles has been established.

The Partnership proposes to update the Form 10-K to reflect the following change on page 7 and 32, respectively.
“...The Wright & Company report, including the qualifications of the chief technical person responsible for the report~~, was prepared in accordance with generally accepted petroleum engineering and evaluation principles and~~ is attached as Exhibit 99.1 to this Annual Report on Form 10-K...”
“...The reserves report included a detailed review of our properties. Wright & Company’s evaluation was based on more than 35 years of experience in the estimation of and evaluation of petroleum reserves, specified economic parameters, operating conditions, and government regulations applicable as of December 31, 2010~~. The Wright & Company report was prepared in accordance with generally accepted petroleum engineering and evaluation principles~~...”

6.	Please disclose the qualification of the internal technical person responsible for overseeing the preparation of the reserve estimates to comply with Item 1202(a)(7) of Regulation S-K.
The Partnership notes that under Item 1201(a) of Regulation S-K, the Partnership, as a limited partnership that conducts, operates, and manages an oil and gas drilling program that acquires properties for drilling and production of oil and gas, is not required to provide such disclosure.
Natural Gas and Oil Producing Activities, page 34
Oil and Gas Reserve Information, page 34
7.
We note that you report both negative gas revisions and positive oil and liquid revisions which appear to be material. Please disclose your explanations for these significant changes to comply with FASB ASC 932-235-50-5.

The Partnership proposes to amend the Form 10-K to reflect the following change:

	Natural Gas	Oil	Liquid
	(Mcf)	(Bbls)	(Bbls)
Balance December 31, 2008	48,760,500	89,400	—
Proved developed reserves:
Production	(4,866,200)	(26,000)	—
Revision to previous estimates (1)	(11,095,300)	22,300	—

Balance December 31, 2009	32,799,000	85,700	—
Proved developed reserves:
Production	(3,192,900)	(15,000)	(700)
Revision to previous estimates (1)	(9,080,000)	18,700	2,700

Balance December 31, 2010	20,526,100	89,400	2,000

(1)
The 2010 and 2009 revisions to natural gas are primarily a result of unanticipated production decline due to higher than expected water production from multi-zone completions in vertical Marcellus wells. The 2010 and 2009 revision to the oil reserves was primarily attributed to improved production results that positively affected the production decline profile.

Form 10-Q for the Quarter Ended March 31, 2011
General
8.	Please revise the accounting and disclosures in your interim report as necessary to comply with all applicable comments written on your annual report.
The Partnership proposes to amend the Form 10-Q filing to include the following language in Exhibits 31.1 and 31.2.
“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a—15(e) and 15d—15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a—15(f) and 15d—15(f)) for the registrant and have:”
The Partnership hereby acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Atlas Resources Public 17-2007 (A) L.P.
By:	Atlas Resources, LLC, Managing General Partner

By:	/s/ Sean P. McGrath
Sean McGrath
Chief Financial Officer